April 28, 2014

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Circle Star Energy Corp. (the “Company”)
Form 10-K for the Fiscal Year ended April 30, 2013
Filed August 13, 2013
File No. 000-53868

Dear Mr. Hiller:

This letter responds to the comments of the Staff issued in its letter dated April 9, 2014.  The Staff’s comments are set forth below, together with the Company’s responses.

Form 10-K for the Fiscal Year ended April 30, 2013

Glossary of Terms, page 5

1.
Please revise the definitions relating to proved developed reserves and proved undeveloped reserves presented on page 7 to conform to the current definitions set forth in Rule 4-10(a) of Regulation S-X.  For guidance in revising your definitions, please refer to the definition for developed oil and gas reserves under Rule 40-10(a)(6) and the definition for undeveloped oil and gas reserves under Rule 4-10(a)(31).

Response:   The Company will include the requested revised definitions for proved developed reserves and proved undeveloped reserves in its future filings.   Such revised definitions will be consistent with those contained in the re-issued reserve report mentioned below.

Properties, page 16

Proved Oil and Gas Reserves, page 17

2.	Based on the tabular disclosure provided on page 17, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves in the Form 10-K for

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2014

your fiscal year ended April 30, 2012.  As stated in Item 1203(b) of Regulations S-K, you are required to disclose “material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves.”  Please expand your disclosure relating to the material changes in proved undeveloped reserves to present the changes relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed.

Response:  The changes to proved undeveloped reserves were related to revised estimates reported  by the Company’s petroleum engineer.  None of the changes were due to amounts converted during the year from proved undeveloped to proved developed.  A reconciliation of the changes to proved undeveloped reserves during the year ended April 30, 2013 appears below:

Proved Undeveloped Reserves	Oil	Gas	BOE
April 30, 2012	7,970	5,580	8,900
Purchases of reserves in place	0	0	0
Revisions of previous estimates	60	(3,470)	(518)
Extensions, discoveries and other additions	0	0	0
Sales of reserves in place	0	0	0
Production	0	0	0
April 30, 2013	8,030	2,110	8,382

The Company will include this type of information in its future filings.

3.
Please refer to Item 1203(c) of Regulation S-K which requires that you include within your disclosure a discussion of “investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.”  Accordingly, you should provide a narrative about the progress you have made during the year to convert your proved undeveloped reserves to developed, also specifying the capital expenditures incurred in converting such reserves.

Response:  The Company did not have any conversions of proved undeveloped reserves to proved developed reserves during the year ended April 30, 2013.

The Company did not have any conversions of proved undeveloped reserves to proved developed reserves during the year ended April 30, 2014.  With respect to its proved developed reserves, the Company owns non-operated working and royalty interests.  Further increases in interests recognized during the year ended April 30, 2013 were related to 1 to 1 “back in” interests (i.e., “carried” interests), for which there would be no capital expenditures to disclose and discuss.

The Company will include this type of information in its future filings.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2014

4.
Given the requirements of Item 1203(d) of Regulation S-K, please submit the disclosure revisions that you propose to clarify the extent to which the proved undeveloped reserves reported as of April 30, 2013 are not expected to be developed within five years since your initial disclosure of these reserves and the reasons for any delay.

Response:  The Company does not anticipate that proved undeveloped reserves reported as of April 30, 2013 will remain as such for a period of greater than five years.  However, the Company notes that it is not the operator of these properties and owns only non-operated working and royalty interests.  It does not have ultimate control over the amounts recorded as proved undeveloped reserves.   The Company will include this type of information in its future filings.

On-Going Activities, page 14

5.	Please specify the extent to which the producing wells located in Kansas, as noted from your disclosure on page 16, have proved reserves as of April 30, 2013.

Response:  As of April 30, 2013, the Company had recorded only nominal amounts of production related to its two wells in Kansas:  240 barrels of oil.  Its PV-10 proved reserves were $1,540 as of April 30, 2013.  The Company will include this type of information in its future filings.

Properties, page 16

Drilling Activity, page 19

6.	Please disclose the number of net productive and dry development wells drilled during the year to comply with Item 1205(a)(2) of Regulation S-K.

Response:  The Company acknowledges that it should have shown the number of net productive and dry development wells for each of the last three fiscal years and will do so in its future filings.  There were no development wells drilled during the fiscal years ended April 30, 2013, 2012 and 2011.

Acreage, page 20

7.
Based on the tabular presentation of your acreage on page 20, it appears that the majority of your acreage is undeveloped.  Please expand your disclosure to present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Response:  With respect to its undeveloped acreage, 3,678 acres (gross and net) out of its 13,958 acres (gross and net) located in Kansas are under leases which expire during the year ending April 30, 2014.  None of the leases covering the Company’s other undeveloped acreage are expiring

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2014

during the fiscal year ending April 30, 2014. The Company will include this type of information in its future filings.

Financial Statements, page 30

Note 12 - Supplemental Oil and Gas Disclosures (Unaudited), page 55

Oil and Gas Reserve Information, page 55

8.
Please expand your disclosure regarding changes in proved reserves to include the reasons for significant revisions of previous estimates and extensions, discoveries and other additions to comply with FASB ASC paragraph 932-235-50-5.

Response:  In the Company’s future filings, the disclosure regarding changes in proved reserves will include the reasons for significant revisions of previous estimates and extensions, discoveries and other additions.  For the fiscal year ended April 30, 2013, revisions of previous estimates reflected changes to normal decline curves and re-evaluation of wells, and extensions, discoveries and other additions reflected changes for the addition of new wells, coupled with re-evaluation and increased ownership interest in existing wells.

9.
Please expand your disclosure to quantify your proved undeveloped reserves for the periods ending April 30, 2012 and 2013 to comply with the presentation requirements set forth in FASB ASC paragraph 932-235-50-4.

Response:  To comply with the presentation requirements set forth in FASB ASC paragraph 932-235-50-4, the Company should have presented amounts of Natural Gas Liquids (NGLs).  NGLs were included in Gas and represented approximately 2.6% of the total PV-10 value.  The Company will include this type of information in its future filings.

Standardized Measure of Discounted Future Net Cash Flows, page 55

10.
You disclose that the commodity prices presented on page 57 are inclusive of adjustments for quality and location.  However, information provided in Exhibit 99.1 indicates these prices are the initial benchmark prices before the adjustments.  Please resolve this apparent inconsistency.

Response: The prices on page 57 should have been as follows:

	2013	2012
Oil (per Bbl)	$98.58	$92.15
Gas (per Mcf)	$4.83	$3.63

The Company notes, however, that these correct prices were used in determining future net revenues related to the standardized measure calculation.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2014

Exhibit 99.1

11.
We note the reserve report lists the following items (1) summary economic projections of reserves and cash flow for proved reserves, (2) one-line summaries of basic economic data and reserves for each property evaluated, and (3) economic projections of reserves and cash flow for each evaluated property.  These items do not appear to have been included in Exhibit 99.1.  If you intend to include this supplemental information, please obtain and file a revised report from your engineers to render the report complete.  For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of the section IV.B of the Modernization of Oil and Gas Reporting, Final Rule, available on our website at the following address:  http://www.sec.gov/rules/final/2008-33-8995.pdf.

Response: The reserve report has been re-issued and will be filed.

12.
We understand that the reserve report has been prepared using the SEC reserves definitions.  However, the definitions included as an attachment to the report are those of the SPE/WPC/AAPG/SPEE.  Please obtain and file a revised report from your engineers presenting the definitions set forth in Rule 4-10(a) of Regulation S-X.

Response: The reserve report has been re-issued and will be filed.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Circle Star Energy Corp.
D’Arelli Pruzansky, P.A.
LaRoche Petroleum Consultants